FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of December 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





                  HSBC HOLDINGS PLC - PRE-CLOSE TRADING UPDATE

HSBC Holdings plc ("HSBC") will be conducting a trading update today with analysts and investors ahead of its close period for the year ending 31 December 2005.

The meeting will take place by conference call from 10:00 am until 11:00 am local time in London. Details for participating in the call can be found at the end of this statement.

The information that will be covered during the meeting relating to HSBC's operating performance is as follows:

HSBC's performance in the third quarter reflected continued progress. All customer groups delivered higher pre-tax profits than achieved in the comparable quarter in 2004. The geographic distribution of profits remained essentially in line with prior periods. Notable within this performance, however, was broad based expansion achieved throughout the Rest of Asia Pacific and, in particular, strong asset and profit growth in the Middle East driven by the regional benefits of the strong oil price.

Credit growth continued to be concentrated in the personal sector, split evenly between residential mortgages and other personal credit. Underlying trends in our US consumer finance business remained favourable, delivering growth at broadly stable risk adjusted margins; delinquency trends remained stable. As already announced, third quarter profits have been impacted by additional loan impairment provisions necessitated by the consequences of Hurricane Katrina and new bankruptcy legislation in the US. These incremental provisions amounted to US$206 million and US$100 million respectively, the latter amount recognising a projected rise in charge-offs after an exceptional spike in bankruptcy filings in early October.

Within the UK personal sector, actions taken to strengthen lending underwriting and collection activity are now contributing to improved credit experience; it is, however, too early to conclude whether or not delinquency levels have peaked.

Increased focus on deposit growth within the personal sector was reflected in a number of new product initiatives and selective branch expansion in the United States; deposit spreads improved in the United States and Hong Kong as short term interest rates rose.

Commercial Banking continued to deliver strong results with broad based credit expansion. Initiatives to expand deposit growth within the Commercial customer base were successful in all major geographic regions and contributed to improved spreads, particularly in Hong Kong. Credit impairment charges remained subdued but evidence of weakness within the UK retail sector and related service industries continued.

There were notable performances in asset management and in Global Transaction Banking, within which our expanded funds administration business continued to grow strongly and custody and payments and cash management revenues reflected business growth especially in emerging markets. Private Equity results were good and reflected a strong flow of realisations.

Global Markets delivered a strong trading quarter with continuing progress in the areas of investment. This was evidenced by notable progress in league table rankings and customer surveys, reflecting both increased market share and customer satisfaction. Offsetting this to an extent was the impact of flattening US dollar and HK dollar interest rate yield curves, which continued to negatively impact balance sheet management and money market revenues.

Private Banking continued to deliver strong profitability and build for the future, investing in additional offices in Europe, India and the United States. Good growth in funds under management was achieved with particular strength in discretionary mandates in Asia.

Cost performance in the third quarter was satisfactory and productivity improved as net operating income before provisions outpaced underlying cost growth; in substantial part this reflected progressive completion of the investment in Corporate, Investment Banking and Markets (CIBM) as the operating platform is built out.

On business development and acquisitions, we completed the purchase of a further
9.9 per cent of Ping An taking the aggregate holding to 19.9 per cent. The joint credit card operation launched with Bank of Communications has issued more than 300,000 dual-currency cards since its launch in July 2005 and continues to grow strongly.

HSBC Finance Corporation has announced it is now ready to complete its US$1.6 billion acquisition of Metris Companies Inc., the 11th largest issuer of MasterCard and Visa cards in the US with receivables of approximately US$5.9 billion; this is expected to complete in early December.

CCF and four of its subsidiaries successfully re-branded as HSBC. Three hundred and thirty branches (half of which are located in the greater Paris region) opened their doors in early November as HSBC.

The disposal of Framlington Group Limited to AXA Investment Managers SA was completed on 31 October 2005. The gain on sale of HSBC's indirect interest will be reflected in the fourth quarter.

The Group's tier 1 and total capital ratios remained broadly in line with those disclosed at the half year.

The outlook for the rest of the year suggests continuation of the broad trends noted above although trading revenues are expected to be lower in the final quarter. The possibility of unexpected economic events cannot be discounted in light of continuing global imbalances. HSBC's credit appetite in many markets remains selective in light of historically low risk pricing which could reverse in the event of market disruption.

Good organic expansion opportunities continue to be pursued throughout Asia and in Mexico, South America, Turkey and the Middle East. In Europe and the US we are focussing on margins, productivity and capital efficiency. Through remaining strongly capitalised and liquid and with broad based business and geographic diversification HSBC remains well placed to continue its profitable growth.

HSBC's results for the year ending 31 December 2005 will be announced on Monday, 6 March 2006.

Conference call details

The conference call will be hosted by Douglas Flint, Group Finance Director and will be accessible by dialling:

UK: +44 (0) 208 515 2361
US: +1 303 262 2140
Hong Kong: +852 3009 3050

A recording of the conference call will be available for seven days on HSBC's website by following this link http://www.hsbc.com/precloseupdate from shortly after the event.

For further information, please contact:

Investor Relations         Media Relations
Patrick McGuinness         Richard Lindsay
+44 (0) 20 7992 1938       +44 (0) 20 7992 1555

Forward-looking statements

This presentation and subsequent discussion may contain certain forward-looking statements with respect to the financial condition, results of operations and business of the Group. These forward-looking statements represent the Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Additional detailed information concerning important factors that could cause actual results to differ materially is available in our Annual Report.

Notes to editors:

The HSBC Group
Serving over 110 million customers worldwide, the HSBC Group has approximately 9,700 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,467 billion at 30 June 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  01 December 2005